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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
               13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)



                        WestCoast Hospitality Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)



                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    95750P106
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_| Rule 13d-1(b)

|_| Rule 13d-1(c)

|X| Rule 13d-1(d)

================================================================================

--------------------                                          ------------------
 CUSIP NO. 95750P106                  13G                     PAGE 2 OF 7 PAGES
--------------------                                          ------------------

------------ -------------------------------------------------------------------
 1           NAME OF REPORTING PERSON
             -------------------------------------------------------------------
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
                  Donald K. Barbieri
------------ -------------------------------------------------------------------
 2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [__]
                  Not Applicable                                     (b) [__]
------------ -------------------------------------------------------------------
 3           SEC USE ONLY
------------ -------------------------------------------------------------------
 4           CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America
------------ -------------------------------------------------------------------
             5    SOLE VOTING POWER
 NUMBER OF        2,627,419 shares
   SHARES    -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER
  OWNED BY        960,379 shares
    EACH     -------------------------------------------------------------------
 REPORTING   7    SOLE DISPOSITIVE POWER
   PERSON         2,627,419 shares
    WITH     -------------------------------------------------------------------
             8    SHARED DISPOSITIVE POWER
                  960,379 shares
------------ -------------------------------------------------------------------
 9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  3,587,798 shares
------------ -------------------------------------------------------------------
 10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
             CERTAIN SHARES*                                           [__]

------------ -------------------------------------------------------------------
 11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  27.7 %
------------ -------------------------------------------------------------------
 12          TYPE OF REPORTING PERSON*
                  IN
------------ -------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                          ------------------
 CUSIP NO. 95750P106                  13G                     PAGE 3 OF 7 PAGES
--------------------                                          ------------------

------------ -------------------------------------------------------------------
 1           NAME OF REPORTING PERSON
             -------------------------------------------------------------------
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
                  Heather H. Barbieri
------------ -------------------------------------------------------------------
 2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [__]
                  Not Applicable                                     (b) [__]
------------ -------------------------------------------------------------------
 3           SEC USE ONLY
------------ -------------------------------------------------------------------
 4           CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America
------------ -------------------------------------------------------------------
             5    SOLE VOTING POWER
 NUMBER OF        0 shares
   SHARES    -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER
  OWNED BY        960,379 shares
    EACH     -------------------------------------------------------------------
 REPORTING   7    SOLE DISPOSITIVE POWER
   PERSON         0 shares
    WITH     -------------------------------------------------------------------
             8    SHARED DISPOSITIVE POWER
                  960,379 shares
------------ -------------------------------------------------------------------
 9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  960,379 shares
------------ -------------------------------------------------------------------
 10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
             CERTAIN SHARES*                                           [__]

------------ -------------------------------------------------------------------
 11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  7.4 %
------------ -------------------------------------------------------------------
 12          TYPE OF REPORTING PERSON*
                  IN
------------ -------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                          ------------------
 CUSIP NO. 95750P106                  13G                     PAGE 4 OF 7 PAGES
--------------------                                          ------------------

------------ -------------------------------------------------------------------
 1           NAME OF REPORTING PERSON
             -------------------------------------------------------------------
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
                  DKB and HHB Unity Trust
                  91-6365600
------------ -------------------------------------------------------------------
 2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [__]
                  Not Applicable                                     (b) [__]
------------ -------------------------------------------------------------------
 3           SEC USE ONLY
------------ -------------------------------------------------------------------
 4           CITIZENSHIP OR PLACE OF ORGANIZATION
                  Washington, U.S.A.
------------ -------------------------------------------------------------------
             5    SOLE VOTING POWER
 NUMBER OF        960,379 shares
   SHARES    -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER
  OWNED BY        0 shares
    EACH     -------------------------------------------------------------------
 REPORTING   7    SOLE DISPOSITIVE POWER
   PERSON         960,379 shares
    WITH     -------------------------------------------------------------------
             8    SHARED DISPOSITIVE POWER
                  0 shares
------------ -------------------------------------------------------------------
 9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  960,379 shares
------------ -------------------------------------------------------------------
 10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
             CERTAIN SHARES*                                           [__]

------------ -------------------------------------------------------------------
 11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  7.4 %
------------ -------------------------------------------------------------------
 12          TYPE OF REPORTING PERSON*
                  OO
------------ -------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 5 of 7 pages

                                  SCHEDULE 13G
                                  ------------

Item    1(a)      Name of Issuer:
                  WestCoast Hospitality Corporation

        1(b)      Address of Issuer's Principal Executive Offices:
                  201 W. North River Drive, Suite 100
                  Spokane, WA 99201

Item    2(a)      Name of Persons Filing: **
                  (1)  Donald K. Barbieri
                  (2)  Heather H. Barbieri
                  (3)  DKB and HHB Unity Trust

**Attached to this Schedule 13G as Exhibit 1 is a Joint Filing Agreement between the persons specified above that this Schedule 13G is being filed on behalf of each of them.

        2(b)      Address of Principal Business Office or, if None, Residence:
                  201 W. North River Drive, Suite 100
                  Spokane, WA 99201***

*** This address applies to all three persons filing

        2(c)      Citizenship:
                  (1)  United States of America
                  (2)  United States of America
                  (3)  Washington, U.S.A.

        2(d)      Title of Class of Securities:
                  Common Stock

        2(e)      CUSIP Number:
                  95750P106

Item 3 If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
                  Not Applicable.

Item    4         Ownership.

        4(a)      Amount beneficially owned as of December 31, 2000:

                   3,587,798 shares may be deemed beneficially owned within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934 by Donald K. Barbieri, which includes 960,379 shares held by the DKB and HHB Unity

                   Trust, an irrevocable trust, of which Donald K. Barbieri and his spouse, Heather H. Barbieri, are co-trustees. Mr. Barbieri otherwise disclaims beneficial ownership of the shares held by the DKB and HHB Unity Trust.

                   960,379 shares may be deemed beneficially owned by Heather H. Barbieri, as a co-trustee of the DKB and HHB Unity Trust. Ms. Barbieri otherwise disclaims beneficial ownership of these shares.

                   960,379 shares are beneficially owned by the DKB and HHB Unity Trust.

        4(b) For information regarding percent of class with respect to the above listed shares, see Item 11 of the Cover Pages.

        4(c) For information on voting and dispositive power with respect to the above listed shares, see Items 5-8 of the Cover Pages.

Item    5          Ownership of Five Percent or Less of a Class.
                   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
                   Not Applicable.

Item    6          Ownership of More than Five Percent on Behalf of Another
                   Person.
                   Not Applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
                   Not Applicable.

Item    8          Identification and Classification of Members of the Group.
                   Not Applicable.

Item    9          Notice of Dissolution of Group.
                   Not Applicable.

Item    10         Certifications.
                   Not Applicable.

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 25, 2001
                                            /S/ DONALD K. BARBIERI
                                            -----------------------------------
                                            Donald K. Barbieri


                                            /S/ HEATHER H. BARBIERI
                                            -----------------------------------
                                            Heather H. Barbieri


                                            DKB AND HHB UNITY TRUST

                                            /S/ DONALD K. BARBIERI
                                            -----------------------------------
                                            Name:      Donald K. Barbieri
                                            Title:     Trustee




Exhibit 1:  Joint Filing Agreement

Exhibit 1
---------

                             JOINT FILING AGREEMENT

           This will confirm the agreement by and among the undersigned that the
Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of shares of Common Stock of WestCoast Hospitality Corporation, a Washington corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended.

April 25, 2001
                                            /S/ DONALD K. BARBIERI
                                            -----------------------------------
                                            Donald K. Barbieri


                                            /S/ HEATHER H. BARBIERI
                                            -----------------------------------
                                            Heather H. Barbieri


                                            DKB AND HHB UNITY TRUST

                                            /S/ DONALD K. BARBIERI
                                            -----------------------------------
                                            Name:      Donald K. Barbieri
                                            Title:     Trustee